Exhibit 99.1

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CNinsure Reports Second Quarter and First Half 2013 Unaudited Financial Results

GUANGZHOU, August 20, 2013 (GLOBE NEWSWIRE) -- CNinsure Inc, (Nasdaq: CISG), (the "Company" or "CNinsure"), a leading independent insurance intermediary company operating in China, today announced its unaudited financial results for the second quarter and first half ended June 30, 20131.

Financial Highlights for Second Quarter of 2013

●	Total net revenues: RMB421.3 million (US$68.6 million), representing an increase of 2.8% from the corresponding period in 2012.

●	Operating income: RMB0.2 million (US$31,882) representing a decrease of 98.9% from the corresponding period in 2012.

●	Non-GAAP operating income: RMB10.4 million (US$1.7 million), which excludes share-based compensation expenses, representing a decrease of 80.9% from the corresponding period in 2012.

●	Net income attributable to the Company’s shareholders: RMB20.9 million (US$3.4 million), representing a decrease of 36.3% from the corresponding period in 2012.

●	Non-GAAP net income attributable to the Company’s shareholders: RMB31.1 million (US$5.1 million), which excludes share-based compensation expenses, representing a decrease of 55.2% from the corresponding period in 2012.

●	Basic and diluted net income per ADS: RMB0.42 (US$0.07) and RMB0.42 (US$0.07), respectively, representing decreases of 36.0% and 36.2%, respectively, from the corresponding period in 2012.

●	Non-GAAP basic and diluted net income per ADS: RMB0.62 (US$0.10) and RMB0.62 (US$0.10), respectively, representing decreases of 55.1% and 55.2%, respectively, from the corresponding period in 2012.

Financial Highlights for First Half of 2013

●	Total net revenues: RMB822.6 million (US$134.0 million), representing an increase of 10.1% from the corresponding period in 2012.

●	Operating income: RMB1.8 million (US$0.3 million) representing a decrease of 96.8% from the corresponding period in 2012.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.1374 to US$1.00, the effective noon buying rate as of June 28, 2013 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

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●	Non-GAAP operating income: RMB24.8 million (US$4.0 million), which excludes share-based compensation expenses, representing a decrease of 74.5% from the corresponding period in 2012.

●	Net income attributable to the Company’s shareholders: RMB42.0 million (US$6.8 million), representing a decrease of 52.0% from the corresponding period in 2012.

●	Non-GAAP net income attributable to the Company’s shareholders: RMB64.9 million (US$10.6 million), which excludes share-based compensation expenses, representing a decrease of 49.4% from the corresponding period in 2012.

●	Basic and diluted net income per ADS: RMB0.84 (US$0.14) and RMB0.84 (US$0.14), respectively, representing decreases of 52.1% and 51.8%, respectively, from the corresponding period in 2012.

●	Non-GAAP basic and diluted net income per ADS: RMB1.30 (US$0.21) and RMB1.30 (US$0.21), respectively, representing decreases of 49.2% and 49.0%, respectively, from the corresponding period in 2012.

Commenting on the second quarter financial results, Mr Chunlin Wang, CNinsure's chief executive officer, stated, “Amid the industry trend towards the protection business, we adjusted our life insurance product strategy during the second quarter of 2013 by shifting our sales focus from participating policies to traditional protection policies which generally generates lower per policy premiums but have a higher imbedded value. This shift was one of the major reasons for the drastic decline of our first year life insurance premiums and the lower-than-expected growth of our total net revenues, although the number of new life insurance policies during the period remained flat year-over-year. Despite the negative impact on life insurance business volume in the near-term, we believe this move is conducive to enhancing the long-term sustainability of our life insurance business and prepares us well for capitalizing on the growth opportunities arising from the deregulation of prices for traditional life insurance products.

“While margins remained under pressure during the second quarter of 2013, largely as a result of rising labor costs and increased competition in the property and casualty (the “P&C”) insurance market, we were excited to see the progress in the promotion and use of CNpad, which aims to enhance efficiency and reduce operating expenses for sales agents and the Company. During the second quarter of 2013, CNpad sparked growing enthusiasm with our sales agents, sales channel partners and underwriters looking for more cost-effective ways to conduct business. Pilot operations or internal testing of CNpad has been extended to a total of five provinces, and auto insurance products from 12 P&C insurance companies are now available through the system. The aggregate number of CNpad units sold exceeded 480 as of June 30, 2013, and those units contributed over RMB30 million in premiums during the second quarter of 2013.

The roll out of our comprehensive financial services strategy is also progressing well. We sold RMB240 million worth of wealth management products during the quarter, and the total number of customers who purchased wealth management products through us increased by 460 from the previous quarter.”

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Mr. Wang concluded, “While there remains a lot of work to do, we are optimistic that CNpad and comprehensive financial services strategy will create value for our sales agents and clients, and position us well for long-term sustainable growth.”

Financial Results for the Second Quarter of 2013

Total net revenues were RMB421.3 million (US$68.6 million) for the second quarter of 2013, representing an increase of 2.8% from RMB409.9 million for the corresponding period in 2012, primarily due to increases in net revenues from our P&C insurance and claims adjusting business segments. The increase in the P&C business segment was mainly driven by slight increases in commission rates received from insurance underwriters, while the growth of the claims adjusting segment was mainly attributable to growth in the auto insurance-related claims adjusting business. Net revenues from commissions and fees derived from the P&C insurance, life insurance and claims adjusting businesses for the second quarter of 2013 contributed 71.4%, 14.2%, and 14.4% of the Company’s total net revenues, respectively, compared to 66.1%, 21.0% and 12.9%, respectively, for the corresponding period in 2012.

Total operating costs and expenses were RMB421.1 million (US$68.6 million) for the second quarter of 2013, representing an increase of 7.4% from RMB392.1 million for the corresponding period in 2012.

Commissions and fees expenses were RMB313.0 million (US$51.0 million) for the second quarter of 2013, representing an increase of 17.6% from RMB266.3 million for the corresponding period in 2012. The increase was primarily due to further increases in commissions paid to our P&C sales agents driven by (1) increased competition in the auto insurance market, and (2) nationwide rising labor costs.

Selling expenses were RMB24.4 million (US$4.0 million) for the second quarter of 2013, representing an increase of 16.1% from RMB21.0 million for the corresponding period in 2012, primarily due to increases in travel, gasoline and office expenses mostly incurred by the claims adjusting business segment.

General and administrative expenses were RMB83.7 million (US$13.6 million) for the second quarter of 2013, representing a decrease of 20.2% from RMB104.8 million for the corresponding period in 2012. The decrease was primarily due to the net effect of the following factors:

(1) a decrease of 72.2% in share-based compensation expenses, from RMB36.7 million for the second quarter of 2012 to RMB10.2 million (US$1.7 million) for the second quarter of 2013. Share-based compensation expenses for the second quarter of 2013 were mainly associated with stock options granted to certain employees in March 2012, which were recognized on an accelerated basis and such expenses are expected to decrease each year after the grant; offset by

(2) an increase of 39.2% in depreciation expense from RMB4.4 million for the second quarter of 2012 to RMB6.1 million (US$1.0 million) for the second quarter of 2013 due to the purchase of more fixed assets for our e-commerce operations during 2012.

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As a result of the foregoing factors, operating income was RMB0.2 million (US$31,882) for the second quarter of 2013, representing a decrease of 98.9% from RMB17.8 million for the corresponding period in 2012.

Non-GAAP operating income, which excludes share-based compensation expenses was RMB10.4 million (US$1.7 million) for the second quarter of 2013, representing a decrease of 80.9% from RMB54.5 million for the corresponding period in 2012.

Operating margin was 0.05% for the second quarter of 2013, compared with 4.4% for the corresponding period in 2012. Non-GAAP operating margin was 2.4% for the second quarter of 2013, compared with 13.4% for the corresponding period in 2012.

Interest income was RMB20.3 million (US$3.3 million) for the second quarter of 2013, representing a decrease of 9.5% from RMB22.5 million for the corresponding period in 2012. The decrease in interest income was primarily due to (1) a decrease in the bank deposits as we increased short-term investments and (2) a decrease in interest rates from the corresponding period in 2012.

Income tax expense was RMB5.8 million (US$0.9 million) for the second quarter of 2013, representing a decrease of 59.7% from RMB14.4 million for the corresponding period in 2012 due to the decrease in operating income. The effective tax rate for the second quarter of 2013 was 24.8% compared with 33.8% for the corresponding period in 2012. The decrease in effective tax rate was mainly due to the decrease in share-based compensation expenses which are non tax-deductible.

Net income attributable to the Company’s shareholders was RMB20.9 million (US$3.4 million) for the second quarter of 2013, representing a decrease of 36.3% from RMB32.8 million for the corresponding period in 2012.

Non-GAAP net income attributable to the Company’s shareholders, which excludes share-based compensation expenses was RMB31.1 million (US$5.1 million) for the second quarter of 2013, representing a decrease of 55.2% from RMB69.5 million for the corresponding period in 2012.

Net margin was 5.0% for the second quarter of 2013 compared with 8.0% for the corresponding period in 2012. Non-GAAP net margin was 7.4% for the second quarter of 2013 compared with 17.0% for the corresponding period in 2012.

Basic and diluted net income per ADS were RMB0.42 (US$0.07) and RMB0.42 (US$0.07) for the second quarter of 2013, respectively, representing decreases of 36.0% and 36.2% from RMB0.66 and RMB0.65 for the corresponding period in 2012, respectively.

Non-GAAP basic and diluted net income per ADS were RMB0.62 (US$0.10) and RMB0.62 (US$0.10) for the second quarter of 2013, respectively, representing decreases of 55.1% and 55.2% from RMB1.39 and RMB1.38 for the corresponding period in 2012, respectively.

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Financial Results for the First Half of 2013

Total net revenues were RMB822.6 million (US$134.0 million) for the first half of 2013, representing an increase of 10.1% from RMB747.3 million for the corresponding period in 2012, primarily due to increases in net revenues from our P&C insurance and claims adjusting business segments. The increase in the P&C business segment was mainly driven by slight increases in commission rates received from insurance underwriters and sales volume growth. The growth of the claims adjusting segment was mainly attributable to growth in the auto insurance-related claims adjusting business. Net revenues from commissions and fees derived from the P&C insurance, life insurance and claims adjusting businesses for the first half of 2013 contributed 71.0%, 15.3%, and 13.7% of the Company’s total net revenues, respectively, compared to 66.8%, 20.3% and 12.9%, respectively, for the corresponding period in 2012.

Total operating costs and expenses were RMB820.7 million (US$133.7 million) for the first half of 2013, representing an increase of 18.8% from RMB690.8 million for the corresponding period in 2012.

Commissions and fees expenses were RMB610.2 million (US$99.4 million) for the first half of 2013, representing an increase of 27.2% from RMB479.7 million for the corresponding period in 2012. The increase was primarily due to further increases in commissions paid to our P&C sales agents driven by (1) increased competition in the auto insurance market, and (2) nationwide rising labor costs.

Selling expenses were RMB44.5 million (US$7.2 million) for the first half of 2013, representing an increase of 12.1% from RMB39.7 million for the corresponding period in 2012, primarily due to growth in sales volume.

General and administrative expenses were RMB166.1 million (US$27.1 million) for the first half of 2013, representing a decrease of 3.1% from RMB171.4 million for the corresponding period in 2012. The decrease was primarily due to the net effect of the following factors:

(1) a decrease of 43.7% in share-based compensation expenses, from RMB40.8 million for the first half of 2012 to RMB23.0 million (US$3.7 million) for the first half of 2013. Share-based compensation expenses for the first half of 2013 were mainly associated with the grant of stock options in March, 2012 which were recognized on an accelerated basis and such expenses are expected to decrease each year after the grant; offset by

(2) an increase of 6.1% in payroll and social insurance expenses from RMB63.3 million for the first half of 2012 to RMB67.1 million (US$10.9 million) for the first half of 2013 primarily due to pay raises for our administrative staff; and

(3) an increase of 40.4% in depreciation expenses, from RMB8.8 million for the first half of 2012 to RMB12.3 million (US$2.0 million) for the first half of 2013, due to the purchase of more fixed assets for our e-commerce operations during 2012.

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As a result of the foregoing factors, operating income was RMB1.8 million (US$0.3 million) for the first half of 2013, representing a decrease of 96.8% from RMB56.5 million for the corresponding period in 2012.

Non-GAAP operating income, which excludes share-based compensation expenses was RMB24.8 million (US$4.0 million) for the first half of 2013, representing a decrease of 74.5% from RMB97.3 million for the corresponding period in 2012.

Operating margin was 0.2% for the first half of 2013, compared with 7.6% for the corresponding period in 2012. Non-GAAP operating margin was 3.0% for the first half of 2013, compared with 13.1% for the corresponding period in 2012.

Interest income was RMB41.9 million (US$6.8 million) for the first half of 2013, representing a decrease of 6.8% from RMB44.9 million for the corresponding period in 2012. The slight decrease in interest income was primarily due to (1) a decrease in the bank interest rate from the corresponding period in 2012 and (2) a decrease in the bank deposits as we increased short-term investments.

Income tax expense was RMB12.0 million (US$2.0 million) for the first half of 2013, representing a decrease of 57.2% from RMB28.1 million for the corresponding period in 2012 due to the significant decrease in operating income. The effective tax rate for the first half of 2013 was 25.8% compared with 26.9% for the corresponding period in 2012. The decrease in effective tax rate was mainly due to the decrease in share-based compensation expenses, which are non tax-deductible.

Net income attributable to the Company’s shareholders was RMB42.0 million (US$6.9 million) for the first half of 2013, representing a decrease of 52.0% from RMB87.5 million for the corresponding period in 2012.

Non-GAAP net income attributable to the Company’s shareholders, which excludes share-based compensation expenses, was RMB64.9 million (US$10.6 million) for the first half of 2013, representing a decrease of 49.4% from RMB128.3 million for the corresponding period in 2012.

Net margin was 5.1% for the first half of 2013 compared with 11.7% for the corresponding period in 2012. Non-GAAP net margin was 7.9% for the first half of 2013, compared with 17.2% for the corresponding period in 2012.

Basic and diluted net income per ADS were RMB0.84 (US$0.14) and RMB0.84 (US$0.14) for the first half of 2013, respectively, representing decreases of 52.1% and 51.8% from RMB1.75 and RMB1.74 for the corresponding period in 2012, respectively.

Non-GAAP basic and diluted net income per ADS were RMB1.30 (US$0.21) and RMB1.30 (US$0.21) for the first half of 2013, respectively, representing decreases of 49.2% and 49.0% from RMB2.56 and RMB2.55 for the corresponding period in 2012, respectively.

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As of June 30, 2013, the Company had RMB2.3 billion (US$377.3 million) in cash and cash equivalents.

Business Highlights:

●	As of June 30, 2013, CNinsure’s distribution and service network consisted of 479 sales and services outlets operating in 27 provinces, compared with 508 sales and service outlets operating in 23 provinces as of June 30, 2012. CNinsure had 47,554 sales agents and representatives and 1,344 professional claims adjustors as of June 30, 2013, compared with 47,162 sales agents and representatives, and 1,341 professional claims adjustors as of June 30, 2012. The increase in the number of sales agents and professional claims adjustors was primarily a result of enhanced recruitment efforts during the second quarter of 2013 while the decrease in the number of sales outlets was primarily because we closed sales outlets that were less productive during the second and third quarters of 2012.

Business Outlook

CNinsure expects its total net revenues to grow by approximately 5% for the third quarter of 2013 compared with the corresponding period in 2012. This forecast reflects CNinsure’s current view, which is subject to change.

Conference Call

The Company will host a conference call to discuss the second quarter and first half 2013 results at

Time:	9:00 PM Eastern Daylight Time on August 20, 2013
or 9:00 AM Beijing/Hong Kong Time on August 21, 2013

The dial-in numbers:

United States	1-845-675-0438
United Kingdom	0800-015-9724
Canada	1-855-757-1565
Taiwan	0080-665-1951
Hong Kong	852-3051-2745
China (Mainland)	400-120-0654
Singapore & Other Areas	+65-6723-9385

A replay of the call will be available for three days by dialing the following number:
+ 61 2 8199 0299

Conference ID #: 27587592

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Additionally, a live and archived web cast of this call will be available at:

http://ir.cninsure.net/events.cfm

About CNinsure Inc.

CNinsure is a leading independent intermediary company operating in China. CNinsure's distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure's limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of August 20, 2013, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

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About Non-GAAP Financial Measures

In addition to the Company’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, which are adjusted to exclude share-based compensation expenses. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. One limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude the item that was significant in the second quarter of 2013 and the corresponding period of 2012. Another is that items such as share-based compensation expenses have been, and will continue to be, a significant recurring factor in our business.

In light of the limitations, the presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures” set forth at the end of this release.

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CNINSURE INC.

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of December 31,	As of June 30,	As of June 30,
	2012	2013	2013
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,525,618	2,315,545	377,284
Restricted cash	10,871	12,050	1,963
Short term investments	600	233,900	38,111
Accounts receivable, net	196,244	218,844	35,658
Insurance premium receivables	10	749	122
Other receivables	86,565	62,272	10,146
Deferred tax assets	4,942	4,996	814
Amounts due from related parties	151,785	136,644	22,264
Other current assets	17,265	20,242	3,298
Total current assets	2,993,900	3,005,242	489,660

Non-current assets:
Property, plant, and equipment, net	94,921	81,732	13,317
Goodwill and intangible assets, net	121,333	114,500	18,656
Deferred tax assets	3,967	6,349	1,034
Investment in affiliates	168,620	179,264	29,209
Other non-current assets	18,048	16,648	2,713
Total non-current assets	406,889	398,493	64,929
Total assets	3,400,789	3,403,735	554,589

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CNINSURE INC.

Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of June 30,	As of June 30,
	2012	2013	2013
	RMB	RMB	US$
LIABILITIES AND EQUITY:

Current liabilities:

Accounts payable (including accounts payable of the consolidated variable interest entities ("VIEs") without recourse to CNinsure Inc. of RMB30,689 and RMB24,384 (US$3,973) as of December 31, 2012 and June 30, 2013, respectively)	98,124	81,078	13,210
Insurance premium payables (including insurance premium payables of the consolidated VIEs without recourse to CNinsure Inc. of RMB202 and RMB502 (US$82) as of December 31, 2012 and June 30, 2013, respectively)	2,941	4,160	678
Other payables and accrued expenses (including other payables and accrued expense of the consolidated VIEs without recourse to CNinsure Inc. of RMB35,000 and RMB20,850 (US$3,397) as of December 31, 2012 and June 30, 2013, respectively)	116,124	75,275	12,265
Accrued payroll (including accrued payroll of the consolidated VIEs without recourse to CNinsure Inc. of RMB4,382 and RMB3,758 (US$612) as of December 31, 2012 and June 30, 2013, respectively)	42,317	35,508	5,785
Income tax payable (including income tax payable of the consolidated of VIEs without recourse to CNinsure Inc. of RMB2,037 and RMB2,042 (US$333) as of December 31, 2012 and June 30, 2013, respectively)	56,003	54,449	8,872
Amounts due to related parties (including amounts due to related parties of the consolidated of VIEs without recourse to CNinsure Inc. of RMB3,030 and RMB3,030 (US$494) as of December 31, 2012 and June 30, 2013, respectively)	3,030	3,030	494
Total current liabilities	318,539	253,500	41,304

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CNINSURE INC.

Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of June 30,	As of June 30,
	2012	2013	2013
	RMB	RMB	US$

Non-current liabilities:
Other tax liabilities	47,589	50,060	8,157
Deferred tax liabilities	26,754	25,281	4,119
Total non-current liabilities	74,343	75,341	12,276
Total liabilities	392,882	328,841	53,580

Ordinary shares	7,624	7,624	1,242
Additional paid-in capital	2,284,906	2,307,888	376,037
Statutory reserves	178,440	178,440	29,074
Retained earnings	527,542	569,495	92,791
Accumulated other comprehensive loss	(104,132)	(107,819)	(17,568)
Total CNinsure Inc. shareholders’ equity	2,894,380	2,955,628	481,576
Noncontrolling interests	113,527	119,266	19,433
Total equity	3,007,907	3,074,894	501,009
Total liabilities and equity	3,400,789	3,403,735	554,589

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CNINSURE INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2012	2013	2013	2012	2013	2013
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Commissions and fees	409,827	421,282	68,642	747,108	822,537	134,020
Other service fees	104	7	1	165	14	2
Total net revenues	409,931	421,289	68,643	747,273	822,551	134,022
Operating costs and expenses:
Commissions and fees	(266,256)	(313,044)	(51,006)	(479,734)	(610,213)	(99,425)
Selling expenses	(20,995)	(24,364)	(3,970)	(39,675)	(44,467)	(7,245)
General and administrative expenses	(104,841)	(83,686)	(13,635)	(171,363)	(166,067)	(27,058)
Total operating costs and expenses	(392,092)	(421,094)	(68,611)	(690,772)	(820,747)	(133,728)
Income from operations	17,839	195	32	56,501	1,804	294
Other income, net:
Investment income	—	1,320	215	—	1,320	215
Interest income	22,467	20,323	3,311	44,922	41,868	6,822
Others, net	2,234	1,533	250	3,131	1,642	268
Income before income taxes and income of affiliates	42,540	23,371	3,808	104,554	46,634	7,599
Income tax expense	(14,392)	(5,802)	(945)	(28,097)	(12,035)	(1,961)
Share of income of affiliates	4,894	5,310	865	9,419	10,644	1,734

Net income	33,042	22,879	3,728	85,876	45,243	7,372
Less: net gain (loss) attributable to noncontrolling interests	199	1,953	318	(1,578)	3,289	536
Net income attributable to the Company’s shareholders	32,843	20,926	3,410	87,454	41,954	6,836

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CNINSURE INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2012	2013	2013	2012	2013	2013
	RMB	RMB	US$	RMB	RMB	US$

Net income per share:

Basic	0.03	0.02	—	0.09	0.04	0.01
Diluted	0.03	0.02	—	0.09	0.04	0.01

Net income per ADS:

Basic	0.66	0.42	0.07	1.75	0.84	0.14
Diluted	0.65	0.42	0.07	1.74	0.84	0.14

Shares used in calculating net income per share:

Basic	1,002,564,246	998,861,526	998,861,526	1,002,557,732	998,861,526	998,861,526
Diluted	1,004,316,034	1,002,321,530	1,002,321,530	1,006,123,724	1,002,278,510	1,002,278,510

Net income	33,042	22,879	3,728	85,876	45,243	7,372

Other comprehensive income (loss), net of tax: Foreign currency translation adjustments	1,874	(2,931)	(478)	2,093	(3,686)	(601)

Comprehensive income	34,916	19,948	3,250	87,969	41,557	6,771

Less: Comprehensive income (loss) attributable to the noncontrolling interests	199	1,953	318	(1,578)	3,289	536
Comprehensive income attributable to the CNinsure Inc’s shareholders	34,717	17,995	2,932	89,547	38,268	6,235

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CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2012	2013	2013	2012	2013	2013
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	33,042	22,879	3,728	85,876	45,243	7,372
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	6,587	8,073	1,315	13,337	16,009	2,608
Amortization of intangible assets	3,806	3,416	557	7,834	6,832	1,113
Allowance for doubtful receivables	1,497	447	73	2,513	1,196	195
Compensation expenses associated with stock option	36,702	10,202	1,662	40,799	22,982	3,745
Gain on disposal of property, plant and equipment	(36)	(16)	(3)	(36)	(16)	(3)
Share of income of affiliates	(4,894)	(5,310)	(865)	(9,419)	(10,644)	(1,734)
Changes in operating assets and liabilities	(4,868)	11,900	1,939	(66,940)	(38,411)	(6,258)
Net cash generated from operating activities	71,836	51,591	8,406	73,964	43,191	7,038

Cash flows used in investing activities:
Purchase of property, plant and equipment	(4,472)	(27,221)	(4,435)	(6,195)	(32,719)	(5,331)
Proceeds from disposal of property and equipment	390	16	3	577	30	5
Proceeds from disposal of short term investments	57,450	600	97	71,080	600	97
Purchase of short term investments	(40,600)	(138,900)	(22,632)	(40,600)	(233,900)	(38,111)
Disposal of subsidiaries, net of cash	(80)	—	—	(33)	—	—
Increase in restricted cash	(2,577)	(1,013)	(165)	(1,923)	(1,179)	(192)
Increase in other receivables	(3,400)	—	—	(3,400)	—	—
Addition in investment in non-current assets	—	—	—	(1,948)	—	—
Return of investment in non-current assets	300	—	—	1,300	—	—
Refund of contingent consideration	—	4,500	733	12,500	4,500	733
Decrease (increase) in amounts due from related parties	70,677	(29,431)	(4,795)	163,368	10,640	1,734
Net cash generated from (used in) investing activities	77,688	(191,449)	(31,194)	194,726	(252,028)	(41,065)

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CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow-(Continued)

(In thousands)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2012	2013	2013	2012	2013	2013
	RMB	RMB	US$	RMB	RMB	US$
Cash flows (used in ) generated from financing activities:
Acquisition of additional interest in subsidiaries	(20,455)	—	—	(20,455)	—	—
Capital injection by noncontrolling interests	4,830	—	—	11,360	2,450	399
Proceeds on exercise of stock optionsres	—	—	—	48	—	—
Net cash (used in) generated from financing activities	(15,625)	—	—	(9,047)	2,450	399

Net increase (decrease) in cash and cash equivalents	133,899	(139,858)	(22,788)	259,643	(206,387)	(33,628)
Cash and cash equivalents at beginning of period	2,348,123	2,458,334	400,550	2,222,160	2,525,618	411,513
Effect of exchange rate changes on cash and cash equivalents	1,874	(2,931)	(478)	2,093	(3,686)	(601)
Cash and cash equivalents at end of period	2,483,896	2,315,545	377,284	2,483,896	2,315,545	377,284

Interest paid	—	—	—	—	—	—
Income taxes paid	15,603	5,275	859	44,885	14,772	2,407

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CNINSURE INC.

Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures

(In RMB in thousands, except shares and per share data)

	For The Three Months Ended June 30, 2012
	GAAP	<1>	Non-GAAP
Operating income	17,839	36,702	54,541
Operating margin	4.4%	9.0%	13.4%

Net income attributable to the Company's shareholders	32,843	36,702	69,545
Net margin	8.0%	9.0%	17.0%

Shares used in calculating basic net income per share	1,002,564,246	—	1,002,564,246

Basic net income per ADS	0.66	0.73	1.39
Shares used in calculating diluted net income per share	1,004,316,034	—	1,004,316,034

Diluted net income per ADS	0.65	0.73	1.38

	For The Three Months Ended June 30, 2013
	GAAP	<1>	Non-GAAP
Operating income	195	10,202	10,397
Operating margin	0.0%	2.4%	2.4%

Net income attributable to the Company's shareholders	20,926	10,202	31,128
Net margin	5.0%	2.4%	7.4%

Shares used in calculating basic net income per share	998,861,526	—	998,861,526

Basic net income per ADS	0.42	0.20	0.62
Shares used in calculating diluted net income per share	1,002,321,530	—	1,002,321,530

Diluted net income per ADS	0.42	0.20	0.62

<1> share-based compensation expenses.

IR-158

CNINSURE INC.

Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures-(Continued)

(In RMB in thousands, except shares and per share data)

	For The Six Months Ended June 30, 2012
	GAAP	<1>	Non-GAAP
Operating income	56,501	40,799	97,300
Operating margin	7.6%	5.5%	13.1%

Net income attributable to the Company's shareholders	87,454	40,799	128,253
Net margin	11.7%	5.5%	17.2%

Shares used in calculating basic net income per share	1,002,557,732	—	1,002,557,732

Basic net income per ADS	1.75	0.81	2.56
Shares used in calculating diluted net income per share	1,006,123,724	—	1,006,123,724

Diluted net income per ADS	1.74	0.81	2.55

	For The Six Months Ended June 30, 2013
	GAAP	<1>	Non-GAAP
Operating income	1,804	22,982	24,786
Operating margin	0.2%	2.8%	3.0%

Net income attributable to the Company's shareholders	41,954	22,982	64,936
Net margin	5.1%	2.8%	7.9%

Shares used in calculating basic net income per share	998,861,526	—	998,861,526

Basic net income per ADS	0.84	0.46	1.30
Shares used in calculating diluted net income per share	1,002,278,510	—	1,002,278,510

Diluted net income per ADS	0.84	0.46	1.30

<1> share-based compensation expenses.

IR-158

For more information, please contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 6122-2731

Email: qiusr@cninsure.net

Source: CNinsure Inc.

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